Exhibit 99.1

Press Release	Media contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

August 2, 2022

Fresenius Medical Care publishes financial results for the second quarter and first half of 2022 in line with preliminary results

-	Results unchanged compared with preliminary figures published on July 27, 2022
-	Business development impacted by unprecedented U.S. labor market situation and worsening macroeconomic environment driving cost inflation and supply chain disruptions
-	Meaningful decline in COVID-19-related excess mortality
-	Solid support by positive exchange rates
-	FME25: transformation to new operating model and savings generation on track

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Key figures (IFRS, unaudited)

	Q2 2022	Q2 2021	Growth	Growth	H1 2022	H1 2021	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	4,757	4,320	+10%	+1%	9,305	8,530	+9%	+2%

Operating income	341	424	-20%	-27%	688	898	-23%	-29%
excl. special items[1]	445	433	+3%	-6%	852	910	-6%	-13%

Net income[2]	147	219	-33%	-39%	305	468	-35%	-39%
excl. special items[1]	225	225	0%	-7%	428	476	-10%	-15%

Basic EPS (EUR)	0.50	0.75	-33%	-39%	1.04	1.60	-35%	-39%
excl. special items[1]	0.77	0.77	0%	-7%	1.46	1.62	-10%	-15%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Decline in COVID-19-related excess mortality

In the second quarter of 2022, COVID-19-related excess mortality among Fresenius Medical Care’s patients declined and amounted to approximately 300 (Q3 2021: ~2,900; Q4 2021: ~2,000; Q1 2022: ~2,4003). Thus, excess mortality accumulated to approximately 7,600 patients over the past twelve months and to approximately 23,000 since the start of the pandemic.

While excess mortality sequentially declined in line with the Company’s projections, infection rates remained on a high level resulting in a continued need and costs for isolation clinics and shifts as well as personal protective equipment.

The overall estimated adverse effect of accumulated excess mortality on organic growth in the Health Care Services business amounted to around 260 basis points in the second quarter.

1 Special items include costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the remeasurement effect on the fair value of the investment in Humacyte, Inc. (Humacyte investment remeasurement) and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items.

2 Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

3 Historical excess mortality updated for late entries

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Increased headwinds from labor and inflation

The unprecedented U.S. labor market challenges materially worsened in the second quarter. For Fresenius Medical Care, this resulted in meaningfully higher than assumed wage inflation, surcharges, retention payments and additional costs for contract labor to contain the increasing staff shortages. Despite these additional investments in labor, including application of monies received from the U.S. government's Provider Relief Fund, staff shortages and turnover rates have continued to increase. The Company’s growth in the second quarter was affected by the number of clinics with constrained ability to accept new patients for treatment.

The already existing challenging macroeconomic environment has further significantly deteriorated in the second quarter as well, driving accelerated non-wage cost inflation. This has been exacerbated by the ongoing war in Ukraine and its global economic impact and results in higher logistics costs, raw material and energy prices as well as further supply chain disruptions.

Revenue increased by 10% to EUR 4,757 million (+1% at constant currency, +0% organic) in the second quarter.

Health Care Services revenue grew by 11% to EUR 3,782 million (+1% at constant currency, +0% organic). Growth at constant currency was mainly driven by contributions from acquisitions.

Health Care Products revenue increased by 6% to EUR 975 million (+1% at constant currency, +1% organic). Constant currency growth was mainly driven by higher sales of in-center disposables, partially offset by lower sales of acute cardiopulmonary products.

In the first half, revenue grew by 9% to EUR 9,305 million (+2% at constant currency, +1% organic). Health Care Services revenue increased by 10% to EUR 7,389 million (+2% at constant currency, +1% organic); Health Care Products revenue grew by 6% to EUR 1,916 million (+2% at constant currency, +2% organic).

Operating income decreased by 20% to EUR 341 million (-27% at constant currency) in the second quarter, resulting in a margin of 7.2% (Q2 2021: 9.8%). Operating income excluding special items, i.e. costs incurred for FME25, the impacts related to the war in Ukraine, the impact of hyperinflation in Turkiye, and the remeasurement effect on the fair value of the investment in Humacyte, Inc. (Humacyte investment remeasurement), increased by 3% to EUR 445 million (-6% at constant currency), resulting in a margin of 9.4% (Q2 2021: 10.0%). At constant currency, the decline was mainly due to higher labor costs as well as inflationary and supply chain cost increases. This was partially offset by Provider Relief Funding received from the U.S. government to compensate for certain COVID-19-related costs.

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In the first half, operating income declined by 23% to EUR 688 million (-29% at constant currency), resulting in a margin of 7.4% (H1 2021: 10.5%). Excluding special items, operating income decreased by 6% to EUR 852 million (-13% at constant currency), resulting in a margin of 9.2% (H1 2021: 10.7%).

Net income2 decreased by 33% to EUR 147 million (-39% at constant currency). Excluding special items, net income2 was stable and amounted to EUR 225 million (-7% at constant currency). At constant currency, the decline was mainly due to the mentioned negative effects on operating income. Basic earnings per share (EPS) decreased by 33% to EUR 0.50 (-39% at constant currency). Excluding special items, EPS was stable and amounted to EUR 0.77 (-7% at constant currency).

In the first half, net income2 declined by 35% to EUR 305 million (-39% at constant currency). Excluding special items, net income2 decreased by 10% to EUR 428 million (-15% at constant currency). EPS decreased by 35% to EUR 1.04 (-39% at constant currency). Excluding special items, EPS declined by 10% to EUR 1.46 (-15% at constant currency).

Regional developments

In North America, revenue increased by 12% to EUR 3,294 million (-1% at constant currency, -2% organic) in the second quarter. At constant currency, this was mainly due to a decline in organic growth – which was driven by COVID-19 as well as by declines in co-insurance, increases in patient choice of higher deductibles plans, and lower than expected collections in aged accounts receivable in the Health Care Services business – and due to lower sales of in-center disposables, machines for chronic treatment, renal pharmaceuticals and home hemodialysis products. These effects were only partially offset by contributions from acquisitions. In the first half, revenue grew by 10% to EUR 6,464 million (+0% at constant currency, -1% organic).

Operating income in North America decreased by 14% to EUR 340 million (-24% at constant currency) in the second quarter, resulting in a margin of 10.3% (Q2 2021: 13.5%). At constant currency, the decline in operating income was mainly due to higher labor costs, the Humacyte investment remeasurement, declines in co-insurance, increases in patient choice of higher deductibles plans, and lower than expected collections in aged accounts receivable, the impact of COVID-19, as well as inflationary and supply chain costs. This was partially offset by provider relief funding received from the U.S. government to compensate for certain COVID-19-related costs. In the first half, operating income declined by 19% to EUR 644 million (-26% at constant currency), resulting in a margin of 10.0% (H1 2021: 13.6%).

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Revenue in the EMEA region increased by 5% to EUR 727 million in the second quarter (+7% at constant currency, +6% organic). At constant currency, this was mainly due to organic growth in Health Care Services and Health Care Products, both including the effects of hyperinflation in Turkiye. Growth in Health Care Products was driven by higher sales of in-center disposables, machines for chronic treatment and renal pharmaceuticals, partially offset by lower sales of acute cardiopulmonary products. In the first half, revenue grew by 3% to EUR 1,401 million (+5% at constant currency, +4% organic).

Operating income in EMEA decreased by 19% to EUR 60 million (-18% at constant currency) in the second quarter, resulting in a margin of 8.2% (Q2 2021: 10.6%). At constant currency, the decline in operating income was mainly due to inflationary cost increases, the impact of hyperinflation in Turkiye and costs associated with the FME25 program, partially offset by favorable currency transaction effects. In the first half, operating income declined by 21% to EUR 121 million (-18% at constant currency), resulting in a margin of 8.6% (H1 2021: 11.2%).

In Asia-Pacific, revenue increased by 6% to EUR 516 million (+2% at constant currency, +2% organic) in the second quarter. At constant currency, this was mainly driven by organic growth in the Health Care Services business. In the first half, revenue increased by 7% to EUR 1,023 million (+3% at constant currency, +3% organic).

Operating income decreased by 16% to EUR 71 million (-16% at constant currency) in the second quarter, resulting in a margin of 13.8% (Q2 2021: 17.3%). At constant currency, the decline in operating income was mainly due to the unfavorable impact of growth in lower margin businesses and inflationary cost increases. In the first half, operating income was stable and amounted to EUR 170 million (-1% at constant currency), resulting in a margin of 16.6% (H1 2021: 17.7%).

Latin America revenue increased by 21% to EUR 207 million (+17% at constant currency, +18% organic) in the second quarter, mainly driven by organic growth in the Health Care Services business, as well as higher sales of in-center disposables and machines for chronic treatment. In the first half, revenue grew by 18% to EUR 391 million (+16% at constant currency, +17% organic).

Operating income decreased to EUR -6 million in the second quarter, resulting in a margin of -3.0% (Q2 2021: 1.5%). At constant currency, the decline in operating income was mainly due to inflationary cost increases and unfavorable foreign currency transaction effects, partially offset by lower bad debt expense. In the first half, operating income decreased by 46% to EUR 5 million (-71% at constant currency), resulting in a margin of 1.3% (H1 2021: 2.8%).

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Cash flow development

In the second quarter, Fresenius Medical Care generated EUR 751 million of operating cash flow (Q2 2021: EUR 921 million), resulting in a margin of 15.8% (Q2 2021: 21.3%). The decrease was mainly due to an unfavorable development of days sales outstanding as well as a decrease in net income2, partially offset by U.S. government relief funding. In the first half, operating cash flow amounted to EUR 910 million (H1 2021: EUR 1,129 million), resulting in a margin of 9.8% (H1 2021: 13.2%).

Free cash flow4 amounted to EUR 582 million (Q2 2021: EUR 720 million) in the second quarter, resulting in a margin of 12.2% (Q2 2021: 16.7%). In the first half, free cash flow amounted to EUR 581 million (H1 2021: EUR 749 million), resulting in a margin of 6.2% (H1 2021: 8.8%).

Patients, clinics and employees

As of June 30, 2022, Fresenius Medical Care treated 345,687 patients in 4,163 dialysis clinics worldwide and had 123,153 employees (full-time equivalents) globally, compared to 123,538 employees as of June 30, 2021.

FME25 update

With savings of EUR 26 million in the first half of the year, Fresenius Medical Care is on track to achieve its savings target of EUR 40-70 million in 2022 as part of the FME25 transformation program. Key achievements in the first half of the year include the announcement of the first two leadership levels below the Management Board and the corresponding organizational structure in line with the future operating model. The Company has also made significant progress in the transformation of global G&A functions. In addition to the ongoing and already identified FME25 measures, Fresenius Medical Care is currently in the process of reviewing potential additional initiatives in both designated operating segments (Care Delivery and Care Enablement) as part of the transformation program.

4 Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

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Outlook

As announced on July 27, 2022, Fresenius Medical Care expects revenue to grow at a low single digit percentage rate and net income2 to decline at around a high teens percentage range. Revenue and net income guidance are both on a constant currency basis and before special items.5

These targets are based on the following operating income relevant assumptions:

▪	Macro-economic inflation and supply chain costs of around EUR 220 million

▪	COVID-19: impact of accumulated excess mortality of around EUR 100 million

▪	U.S. labor costs expected to be around EUR 100 million, net of support from U.S. Provider Relief Fund, in excess of the 3% base wage inflation assumption

▪	U.S. ballot initiative expense of EUR 20 to 30 million

▪	Business growth of EUR 70 million

▪	Personal protective equipment cost reduction of around EUR 20 million

▪	FME25 savings of EUR 40 to 70 million

▪	Remeasurement effects on the fair value of investments are expected to be volatile but neutral on a full year basis; for guidance relevant comparison, the Humacyte investment remeasurement is treated as special item

▪	No meaningful further impact from natural gas shortages or suspension of gas supply to affect manufacturing sites

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the second quarter and first half of 2022. Our 6-K disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,163 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 346,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

5 These targets are based on the 2021 results excluding the costs related to FME25 of EUR 49 million (for Net Income). They are in constant currency and exclude special items. Special items include further costs related to FME25, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

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For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information and consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

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FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlook in € million, unaudited

	Three months ended June 30,		Six months ended June 30,	
	2022	**2021**	**2022**	**2021**
Operating performance excl. special items These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items.				
Revenue	**4,757**	**4,320**	**9,305**	**8,530**
Operating income	**341**	**424**	**688**	**898**
FME25 Program	21	9	57	12
Humacyte Investment Remeasurement	75		78	
Ukraine War[1]	2		23	
Hyperinflation in Turkiye	6		6	
Operating income excl. special items	445	433	852	910
Net income[2]	**147**	**219**	**305**	**468**
FME25 Program	15	6	40	8
Humacyte Investment Remeasurement	55		57	
Ukraine War[1]	2		20	
Hyperinflation in Turkiye	6		6	
Net income[2] excl. special items	225	225	428	476

[1] Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.

[2] Attributable to shareholders of FMC-AG & Co. KGaA

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